UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission file number: 001-38726

 CNFinance Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

22/F, South Finance Center, No. 7 Chunrong Road

Tianhe District, Guangzhou City, Guangdong Province

People’s Republic of China

+86-20-62316688
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Change in Registrant’s Certifying Accountants

CNFinance Holdings Limited (the “Company”) announced the change of auditor, effective November 13, 2026. HTL International, LLC (“HTL”) has served as the Company’s independent registered public accounting firm since December 2024. HTL declined to stand for re-election to serve as the independent registered public accounting firm for the audits of the Company’s financial statements for the financial year ending December 31, 2026. The decision was not a result of any disagreement between the Company and HTL on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The audit committee of the Company’s Board of Directors has approved the change of auditor and appointed Guangdong Prouden CPAs GP (“Prouden”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2026.

Prouden succeeds HTL, the Company’s previous independent registered public accounting firm. The reports of HTL on the Company’s consolidated financial statements for each of the fiscal years ended December 31, 2024 and 2025 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During each of the fiscal years ended December 31, 2024 and 2025 and the subsequent period through November 13, 2026, there have been no disagreements between the Company and HTL on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of HTL, would have caused HTL to make reference to the subject matter of the disagreements in its report on the consolidated financial statements, and there have been no “reportable events” as the term is described in Item 16F(a)(1)(v) of Form 20-F.

The Company had provided HTL with a copy of the disclosure it is making in this Current Report on Form 6-K and requested from HTL a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosure. A copy of HTL’s letter dated November 13, 2026 is attached hereto as Exhibit 16.1.

During each of the fiscal years ended December 31, 2024 and 2025 and the subsequent period through November 13, 2026, neither the Company, nor anyone on behalf of the Company, has consulted Prouden regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that Prouden concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be incorporated by reference into the Company’s registration statement on Form F-3, as amended, which became effective on August 14, 2026 (File no. 333-293400), and be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter of HTL dated November 13, 2026
99.1	Press release

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNFINANCE HOLDINGS LIMITED

Date: November 13, 2026	By:	/s/ Bin Zhai
		Name:	Bin Zhai
		Title:	Chief Executive Officer and Chairman

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